SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.  )(1)

                                 QUEST NET CORP.
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                                (Name of Issuer)

                           COMMON STOCK, no par value
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                         (Title of Class of Securities)

                                    74835B200
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                                 (CUSIP Number)

   Samuel M. Krieger, Esq., Suite 1440, 39 Broadway, New York, New York 10006
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 17 , 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74835B200               SCHEDULE 13D                Page  2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JAMES LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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                  7     SOLE VOTING POWER

                        26,810,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               26,810,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        26,810,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,810,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.3%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            Common Stock, no par value
            QUEST NET CORP.
            3001 W. Hallandale Beach Blvd
            2nd Floor
            Pembroke Park, Florida 33009

Item 2. Identity and Background

            Reporting Entity

      a.    James LLC.
      b.    c/o Citco Fund Services, Ltd.
            Corporate Centre
            Windward One
            West Bay Road
            PO Box 31106 SMB
            Grand Cayman, Cayman Islands
      c.    Principal Business: Investments
      d.    None
      e.    None

      Name of Executive Officers and Principal Members of Reporting Entity

      a.    Navigator Management Limited
      b.    Harbour house, 2nd Floor
            Waterfront Drive
            PO Box 972
            Road Town
            Tortola, British Virgin Islands
      c.    Sole director and President of Investment Manager:
      d.    None
      e.    None
      f.    British Virgin Islands

      a.    David Sims
      b.    Harbour House, Waterfront Drive
            P.O. Box 972
            Road Town, Tortola, British Virgin Islands
      c.    Investments
      d.    None
      e.    None
      f.    Republic of South Africa

Item 3. Source and Amount of Funds or Other Consideration.

      Source:     See below
      Amount:     Reporting Person currently owns 910,000 shares of the Common
                  Stock of the Issuer. Reporting Person received 25,900,000 shares of Common Stock of the Issuer pursuant to a Court approved Settlement dated October 4, 2000. (James LLC vs Quest net Corp., S DNY No. 00CIV3467(RO)

Item 4. Purpose of Transaction.

            The Shares deemed to be beneficially owned by the Reporting Entity were originally acquired for, and were being held for, investment purposes. Reporting Entity received 25,900,000 shares of Common Stock of the Issuer pursuant to a Court approved Settlement dated October 4, 2000.

            Based on information provided by the Issuer, there are currently outstanding 49,374,309 shares of the Common Stock of the Issuer.

            The Reporting Entity is evaluating all of its option with respect to the future direction of the Company. While the reporting Entity is in negotiations with a third party for the possible sale of its share, it has not entered into a definitive decision with respect thereto.

Item 5. Interest in Securities of the Issuer.

            a.&b. All of the information given below is as of October 30, 2000. Percentages are based on 49,374,309 shares of Common Stock outstanding as of October 30, 2000.

            The Reporting Entity is deemed to be the beneficial owner of 26,810,000 shares of Common Stock, no par value, of the Issuer, indicated below. The Reporting Entity is deemed to beneficially own 54.3% of the outstanding shares indicated below.

            The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

            Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.

            d.    N/A

            e.    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2 , 2000                          JAMES LLC
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[Date]

                                      By:  Navigator Management Limited
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                                      By:  /s/ Arlene de Castro
                                           -------------------------------------

                                      Its: Assistant Secretary
                                           -------------------------------------

                                      By:  /s/ Theresa Felix
                                           -------------------------------------

                                      Its: Secretary
                                           -------------------------------------

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.